02029960

P.E 3-29-02

APR 4 2002

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15b – 16 of
The Securities Exchange Act of 1934

For the month of March , 2002

Indo-Pacific Energy Ltd.

(Translation of registrant's name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X No ______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20th, 2002

Indo-Pacific Energy Ltd.
(Registrant)

(Signature)

David Bennett
(Name)
Director
(Title)

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Indo-Pacific Energy Ltd.
284 Karori Rd
Karori
New Zealand 6033

Item 2. **Date of Material Change**

On or about March 19th 2002

Item 3. **Press Release**

March 19th, 2002 Wellington, New Zealand

Item 4. **Summary of Material Change**

March 19, 2002

Indo-Pacific Energy Announces Huinga-1B Well to Commence in Early April

Wellington, New Zealand – March 19, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (INDOF) announces that the Huinga-1B well will commence in early April, in onshore Taranaki, New Zealand permit PEP 38716.The Parker Rig 188 will be released tomorrow from the Makino-1 well, in the third party permit south of PEP 38716; and over the next two weeks will be rigged up on the Huinga site.

Item 5. **Full Description of Material Change**

March 19, 2002

Indo-Pacific Energy Announces Huinga-1B Well to Commence in Early April

Wellington, New Zealand – March 19, 2002-- /PRNewswire/--Indo-Pacific Energy Ltd. (INDOF) announces that the Huinga-1B well will commence in early April, in onshore Taranaki, New Zealand permit PEP 38716.The Parker Rig 188 will be released tomorrow from the Makino-1 well, in the third party permit south of PEP 38716; and over the next two weeks will be rigged up on the Huinga site.

The results of Makino-1 have positive implications for the discovery potential of Huinga-1B and the PEP 38716 permit as a whole. Public reports from Makino-1 parties advise that the well penetrated the basement overthrust and intersected what were reported from electric log interpretation as 'producible hydrocarbon bearing sandstones' below 13,500 feet. The Makino-1 well is one mile south of PEP 38716, and tested a geological analog to Huinga. Its success in penetrating through basement to reach indicated hydrocarbon pay is encouraging for the Huinga project. The Makino joint venture, comprised of Shell and other parties, will return to Makino in a few months time to drill a westwards deviated well to reach the Tariki Sands, which the Makino-1 well was situated too far east to intersect.

Huinga-1B will be deviated 1600 feet westwards from the Huinga site to intersect the Tariki Sands beneath the basement overthrust at a depth below 13,000 feet. The Huinga Prospect is mapped as extending some four miles from north to south along the basin margin; and in the event of discovery at Huinga-1B a resource comparable or greater in size to the adjacent Waihapa oil field may be established. Waihapa lies in an adjacent permit just two miles west of Huinga; and according to official NZ Government figures has already produced more than 27 million barrels oil equivalent of oil and gas. In addition, the Huinga South and Makino North Prospects are also identified in the PEP 38716 permit south of Huinga; and success at Huinga-1B could lead to further drilling along the 10 mile trend between Huinga and Makino. Indo-Pacific holds a 12.3% share in the PEP 38716 permit, and its share of costs in Huinga-1B will be mostly met by German company Preussag Energie GmbH under the terms of a previously announced deal.

Indo-Pacific also advises that the Century rig will shortly be moved from the Kahili-1 site to drill for a third party in another permit area, but can be available again to drill the planned Kahili-1A deviation well, after June. The Company firmly intends to drill the Kahili-1A deviation well to test higher up the structure from the oil producing zone in Kahili-1, as soon as a suitable funding arrangement has been settled. In a separate project, another Century rig is now being contracted to drill the Waingaromia-2 well in East Coast Basin permit PEP 38330. Waingaromia-2 will drill to a depth of 1600 feet to test sandstones reported as oil bearing in the 19th

century Waingaromia-1 well; and is scheduled to spud in late April.

Indo-Pacific advises it has now employed the services of IR firm Republic Communications to handle its investor relations affairs. Republic can be contacted directly at the email address below, and being situated in North America is well equipped to handle all queries as they arise.

CONTACT: Investor Relations, Indo-Pacific Energy Ltd. tel: 1 866 999 4639
Web site: http://www.indopacific.com Email ir@indopacific.com

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

None

Item 8. **Senior Officers**

David Bennett, President and Chief Executive Officer

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

March 20th 2002 "David Bennett"

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand